UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K
ANNUAL REPORT

Pursuant to Section 15 (d)

of the Securities Exchange Act of 1934

for the year ended December 31, 2009

Commission File Number:  1-3619

WYETH SAVINGS PLAN – PUERTO RICO
(Full title of the Plan)

Pfizer Inc.
(Name of Issuer of the securities held pursuant to the Plan)

235 East 42nd Street
New York, New York 10017
 (Address of principal executive office)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

WYETH SAVINGS PLAN – PUERTO RICO

By:	/s/ Neal Masia
Neal Masia
Member of the Savings Plan Committee

Date:  June 24, 2010

WYETH SAVINGS PLAN – PUERTO RICO

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2009 and 2008

AND

FOR THE YEAR ENDED DECEMBER 31, 2009

EMPLOYER IDENTIFICATION NUMBER – 66-0577291

PLAN NUMBER – 009

WYETH SAVINGS PLAN – PUERTO RICO
DECEMBER 31, 2009 and 2008

INDEX

Page

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Plan Benefits
as of December 31, 2009 and 2008	1

Statement of Changes in Net Assets Available for Plan Benefits
for the Year Ended December 31, 2009	2

Notes to Financial Statements	3 - 15

Supplemental Schedule:*

Schedule H, line 4i – Schedule of Assets (Held At End of Year)
December 31, 2009	Schedule I

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

Exhibit 23.2 – Consent of Independent Registered Public Accounting Firm

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Savings Plan Committee
Wyeth Savings Plan – Puerto Rico:

We have audited the accompanying statement of net assets available for plan benefits of the Wyeth Savings Plan – Puerto Rico (the “Plan”) as of December 31, 2009 and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.  The accompanying statement of net assets available for plan benefits of the Wyeth Savings Plan – Puerto Rico as of December 31, 2008 was audited by other auditors whose report thereon dated June 24, 2009 expressed an unqualified opinion on that statement.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2009 financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2009 and the changes in net assets available for plan benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Memphis, Tennessee

June 24, 2010

Wyeth Savings Plan – Puerto Rico
Statements of Net Assets Available for Plan Benefits
As of December 31, 2009 and 2008

	December 31,
	2009	2008
Assets:
Investments, at fair value	$87,958,397	$74,206,431

Loans to participants, at amortized cost	10,715,182	12,461,819

Receivables:
Employer contributions	76,299	-
Participant contributions	307,280	-
Qualified non-elective contribution	6,810	-
Total receivables	390,389	-

Total Assets	99,063,968	86,668,250

Liabilities:
Administrative expenses payable	(7,572)	(8,000)
Refund of excess contributions	-	(545,010)
Total Liabilities	(7,572)	(553,010)

Net Assets Available for Plan Benefits, at fair value	99,056,396	86,115,240

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,415,444)	2,686,649

Net Assets Available for Plan Benefits	$96,640,952	$88,801,889

The accompanying notes to financial statements are an integral part of these financial statements.

Wyeth Savings Plan – Puerto Rico
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2009

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$12,097,520
Interest	2,573,586
Dividends	1,195,629
Total investment income	15,866,735

Contributions:
Employer	3,502,780
Participant	10,895,980
Total contributions	14,398,760

Total additions	30,265,495

Deductions from net assets attributed to:
Benefits paid to participants	(22,333,648)
Administrative expenses	(92,784)
Total deductions	(22,426,432)

Increase in net assets	7,839,063

Net Assets Available for Plan Benefits
Beginning of Year	88,801,889
End of Year	$96,640,952

The accompanying notes to financial statements are an integral part of these financial statements.

WYETH SAVINGS PLAN – PUERTO RICO
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Wyeth Savings Plan - Puerto Rico (“the Plan”) only provides general information.  Participants in the Plan should refer to the Plan document for a more detailed and complete description of the Plan’s provisions.

General

On October 15, 2009, Pfizer Inc. (“the Company”) acquired all of the outstanding equity of Wyeth.  In connection with the acquisition, the Company adopted and assumed sponsorship of the Plan effective October 15, 2009.

The Plan, a defined contribution profit sharing plan, was approved and adopted by the Board of Directors of legacy Wyeth and became effective on January 1, 1993.  Full-time and part-time employees of legacy Wyeth and its participating subsidiaries who reside in Puerto Rico are eligible to participate in the Plan after attaining age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) and the Puerto Rico Internal Revenue Code (“the PR Code”).

Contributions

Participants may elect to make contributions to the Plan in whole percentages up to a maximum of 16% of their covered compensation, as defined in the Plan.  Contributions can be made on a before-tax basis (“salary deferral contributions”), an after-tax basis (“after-tax contributions”), or a combination of both.  The Company will contribute an amount equal to 50% of the participant’s contributions to the Plan for participant contributions up to 6% of the participant’s covered compensation. Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan.  Under the PR Code, total annual salary deferral contributions that can be included for Plan purposes are subject to annual limitations; any excess contributions are refunded to participants in the following year, if applicable.

Vesting and Separation From Service

Participants are fully vested at all times in their salary deferral contributions, after-tax contributions and rollover contributions and all earnings (losses) thereon.  Prior to October 15, 2009, a participant was also fully vested in Company matching contributions if the participant had at least five years of vesting service, as defined.  If a participant had less than five years of continuous service, such participant became vested in the Company matching contributions and all earnings (losses) thereon according to the following schedule:

Vesting
Years of Vesting Service	Percentage
1 year completed	0%
2 years completed	25%
3 years completed	50%
4 years completed	75%
5 years completed	100%

Regardless of the number of years of vesting service, participants were fully vested in their Company matching contributions account upon reaching age 65 or upon death, if earlier.  If an employee’s employment was terminated prior to full vesting, the non-vested portion of the Company matching contributions and all earnings thereon was forfeited and became available to satisfy future Company matching contributions.

As of October 15, 2009, the Plan was amended to provide 100% vesting on all future Company matching contributions. (See Note 8)

Forfeited Amounts

During 2009, forfeitures of $28,000 were used to offset legacy Wyeth matching contributions.  As of December 31, 2009 and 2008, the amount of forfeitures available to offset future Company matching contributions totaled $38,582 and $6,599, respectively.

Distributions

Participants may withdraw all or any portion of their after-tax contributions. Participants may make full or partial withdrawals of vested Company matching contribution and salary deferral contribution funds in any of their accounts upon attaining age 59 ½ or for financial hardship, as defined in the Plan document, before that age.  Participants are limited to one quarterly non-hardship and one hardship withdrawal each year.  Participants may qualify for hardship withdrawals if they have an immediate and heavy financial need, as determined by the Savings Plan Committee.

Upon termination of employment, participants are entitled to a lump-sum distribution of their vested account balance.  Participants can elect to defer the distribution of their account if the participant’s account balance is greater than $5,000 and if the participant is less than 70½ years of age.

Administrative Costs

Costs and expenses of administering the Plan are generally paid by the Company or the Plan. Certain investment expenses are deducted from the applicable investment funds.  Participants are charged for loan application and maintenance fees.

Participant Loans

Participants who have a vested account balance of at least $2,000 may borrow from the vested portion of their account, subject to certain maximum amounts of up to $50,000.  Participants in the Plan may borrow up to 50% of their vested account balances.  Each loan is collateralized by the borrower’s vested interest in their account balance.  Participants may have outstanding up to four general purpose loans and one loan to acquire or construct a principal residence.  All loans must be repaid within 5 years except for those used to acquire or construct a principal residence, which must be repaid within 15 years.  Defaults on participants’ loans during the year are treated as withdrawals and are fully taxable to the participants.  The interest rate charged on loans provides a return commensurate with a market rate, or such other rate as permitted by government regulations as of the date of the loan agreement.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. Investment contracts are presented at fair value in the statement of net assets available for plan benefits and the amount representing the difference between fair value and contract value of these investments is presented on the face of the statement of net assets available for plan benefits.  The statement of changes in net assets available for benefit plans is prepared on a contract value basis.  Contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined contribution plan attributable to fully benefit- responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Contributions

Contributions from the employer are accrued based upon amounts required to be funded under the provisions of the Plan.  Contributions from employees are accrued when deducted from payroll.

Participant Accounts

Each participant account is credited with the participant’s contribution and allocation of  investment earnings (losses) and Company contributions, and such accounts charged with certain investment fees, depending on investment options.  Allocations are based on earnings (losses) or account balance, as defined in the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Reclassification

Certain amounts have been reclassified in the prior year in order to conform to current year presentation.

Investment Valuation and Income Recognition

Investments in common stocks are valued on quoted market value as of the last business day of the year.  Investments in mutual funds are valued at the closing market price obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year. The fair value of the guaranteed investment contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.  Interest bearing cash is valued at cost, which approximates fair value.

Net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.  Purchases and sales are recorded on a trade date basis.  Dividends are recorded on the ex-dividend date.  Interest income is recorded as earned on the accrual basis.

The following table presents investments:

	December 31,
	2009	2008
Investments at Fair Value as Determined by
Reported Net Asset Value or Quoted Market Price

Mutual funds	$40,068,122	$21,621,578
Common stock	7,680,036	14,590,490

Investments at Estimated Fair Value

Investment contracts	30,525,595	30,444,516

Investments at Cost

Interest bearing cash	9,684,644	7,549,847

Total Investments, at fair value	$87,958,397	$74,206,431

Risks and Uncertainties

The Plan’s assets consist of various investments which are exposed to a number of risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Loans to Participants

Participant loans, which are subject to various interest rates, are recorded at amortized cost.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with U.S. generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts in net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

NOTE 3 – INVESTMENT CONTRACTS

The Plan’s Interest Income Fund (“the fund”) primarily invests in guaranteed investment contracts (“GICs”) issued by insurance companies.

Traditional GICs are backed by the general account of the issuer.  The fair values of the guaranteed investment contracts were $30,525,595 and $30,444,516 at December 31, 2009 and 2008, respectively.  The fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified time. Interest is accrued on either a simple interest or compounded basis and paid either periodically or at the end of the contract term. The issuer guarantees that all qualified participant withdrawals will occur at contract value (principal plus accrued interest). The interest crediting rates of traditional GICs remain fixed for the life of the contract.

Fully benefit-responsive investment contracts, including guaranteed investment contracts are agreements with high quality banks and insurance companies that are designed to help preserve principal and provide a stable crediting rate.  These contracts are fully benefit-responsive and provide that plan participant-initiated withdrawals permitted under a participating plan will be paid at contract value.  The contracts generally provide for withdrawals associated with certain events that are not in the ordinary course of fund operations, and that the issuer determines will have a material adverse effect on the issuer’s financial interest, will be paid with a market value adjustment to the contract value amount of such withdrawal as defined in such contracts.  While each contract issuer specifies the events that may trigger such a market value adjustment, typically such events include all or a portion of the following: (i) amendments to the fund documents or fund’s administration; (ii) changes to the fund’s prohibition on competing investment options by participating plans or deletion of equity wash provisions; (iii) complete or partial termination of the fund or its merger with another fund; (iv) the failure of the fund or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) unless made in accordance with the withdrawal provisions of the fund, the redemption of all or a portion of the interests in the fund held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), or the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan; (vi) any change in law, regulation, ruling, administrative or judicial position or accounting requirement, in any case applicable to the fund or participating plans; and (vii) the delivery by the plan sponsor of any communication to plan participants designed to influence a participant not to invest in the fund.  At this time, the fund does not believe that the occurrence of any such market value event which would limit the fund’s ability to transact at contract value with participants is probable.

Guaranteed investment contracts generally do not permit issuers to terminate the agreement prior to the scheduled maturity date.

NOTE 4 – FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157 – Fair Value Measurements. Effective July 1, 2009, this standard was incorporated into the FASB Accounting standards Codification (“ASC”) Section 820, Fair Value Measurements and Disclosures (“FASB ASC 820”).  FASB ASC 820 establishes a framework for measuring fair value in U.S. generally accepted accounting principles and expands disclosures about fair value measurements. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy assigns the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (i.e., Level 1 measurements) and the lowest priority to unobservable inputs (i.e., Level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include the following:

●	Quoted prices for similar assets or liabilities in active markets;
●	Quoted prices for identical or similar assets or liabilities in inactive markets;
●	Inputs other than quotes prices that are observable for the asset or liability, and/or
●	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified or contractual term (e.g., traditional guaranteed investment contract), the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value measurement level assigned to the asset or liability within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  The valuation techniques used are required to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Plan uses the following valuation methods for determining fair value in accordance with FASB ASC 820.

Common stocks – Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds – Valued at the closing market price obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year.

Traditional guaranteed investment contracts – Valued at fair value by discounting each GIC’s related cash flows based on swap curve rates in effect as of the measurement date, with the maturity of the swap curve rate matched to each underlying GIC cash flow.

Money market funds – Valued at NAV, i.e. the price at which investors may enter and exit the funds on a daily basis, with no restrictions.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table summarizes the basis used to measure certain investments at fair value on a recurring basis in the statements of net assets available for plan benefits:

		Fair Value Measurements at December 31, 2009 using:
Description	Balance at December 31, 2009	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual funds	$40,068,122	$40,068,122	-	-
Common stock	7,680,036	7,680,036	-	-
Guaranteed investment contracts	30,525,595	-	$30,525,595	-
Money market fund	9,684,644	9,684,644	-	-
Total investments at fair value	$87,958,397	$57,432,802	$30,525,595	-

		Fair Value Measurements at December 31, 2008 using:
Description	Balance at December 31, 2008	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual funds	$21,621,578	$21,621,578	-	-
Common stock	14,590,490	14,590,490	-	-
Guaranteed investment contracts	30,444,516	-	$30,444,516	-
Money market fund	7,549,847	7,549,847	-	-
Total investments at fair value	$74,206,431	$43,761,915	$30,444,516	-

NOTE 5 – INVESTMENT ELECTIONS

Participants can elect to invest amounts credited to their account in any of twenty-five investment funds offered by the Plan and transfer amounts between these funds at any time during the year.  Investment elections must be made in multiples of 1%.  Transfers between funds must be made in whole percentages and/or in an amount of at least $250 and may be made on a daily basis.

The twenty-five investment options were as follows for 2009:

Interest Income Fund - consists primarily of investment contracts issued by life insurance companies which pay a specified rate of interest for a fixed period of time and repay principal at maturity.  The fund also contains a money market component within the underlying investments, for the purpose of providing liquidity for fund transfers and other participant-directed activity.  The investment contracts are guaranteed by the issuing insurance carrier.  The legacy Wyeth Investment Committee has established guidelines that provide that investment contracts be placed with companies rated Aa3 or higher by Moody’s and AA- or higher by Standard & Poor’s.  The interest rate payable to Plan participants in this fund will be a rate which reflects a blend of the total investments made by the fund.  The average blended yield interest rate attributable to these contracts approximated 3.85% and 4.94% for the years ended December 31, 2009 and 2008, respectively.  The average yield interest rates credited to participants approximated 3.80% and 3.97% for the years ended December 31, 2009 and 2008, respectively.

Pfizer Common Stock Fund - consists primarily of Company common stock and a money market component for purposes of providing liquidity.  Purchases and sales of Pfizer common stock are made in the open market.  Participants have full voting rights for equivalent shares purchased at their direction under the Plan. This option became available on October 15, 2009 (See Note 1).

Fidelity Magellan Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks long-term capital appreciation by investing in the stocks of companies that the investment manager believes possess above average growth potential.

Fidelity Balanced Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that invests primarily in income-producing securities, including common stocks, preferred stocks and bonds, with at least 25% of the fund’s assets in fixed income senior securities.

Fidelity International Discovery Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks long-term growth by investing in stocks, of which at least 65% are in securities of issuers that have their principal business activities outside of the United States.

Fidelity Spartan U.S. Equity Index Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide investment results that correspond to the aggregate total return performance of the stocks that make up the Standard & Poor’s 500 Index.

Fidelity Low-Priced Stock Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide capital appreciation by investing primarily in domestic and international small/mid capitalization equities.

MSIFT Value Portfolio – Adviser Class - consists of shares in a mutual fund managed by Morgan Stanley Investments, LLP, which seeks to provide long-term growth of capital by investing in stocks of large and mid-sized companies that the investment manager believes are undervalued.

PIMCO Total Return – Administrative Class – consists of shares in a mutual fund managed by Pacific Investment Management Company that seeks to provide a high level of current income by investing in a diversified portfolio of fixed income instruments, including U.S. government, corporate, mortgage and foreign investments.

Fidelity High Income Fund – consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide a high level of current income by investing primarily in income-producing debt securities, preferred stocks and convertible securities, with an emphasis on lower-quality debt securities.

Fidelity New Markets Income Fund – consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide a high level of current income as well as long-term capital appreciation by investing at least 80% of its assets in debt securities of issuers in emerging or developing markets.

Oppenheimer Developing Markets Fund – Class A – consists of shares in a mutual fund managed by OppenheimerFunds that seeks to provide long-term capital appreciation by investing primarily in the common stocks of issuers in emerging or developing markets.

Fidelity Real Estate Investment Fund – consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide above-average income and long-term capital growth by investing at least 80% of its assets in equity securities of companies principally engaged in the real estate industry.

Fidelity Capital Appreciation Fund – consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide long-term growth of capital by investing primarily in the large capitalization growth common stocks of domestic and foreign issuers.

RS Partners Fund – consists of shares in a mutual fund managed by RS Investment Management Co., LLC that seeks to provide capital appreciation by investing in the common stocks of small and midsize companies.

Fidelity Freedom Funds – consist of shares in ten mutual funds (classified as “lifecycle” funds) managed by Fidelity Management & Research Company that permit an investor to select the fund that best matches his or her expected retirement year.  Each Freedom Fund is a balanced fund (i.e., providing a mix of equity and fixed income exposure) that invests in a portfolio of other Fidelity mutual funds, and each will gradually adopt a more conservative allocation as the target retirement date approaches.  The ten mutual funds available to legacy Wyeth Plan participants are:  Freedom 2005, Freedom 2010, Freedom 2015, Freedom 2020, Freedom 2025, Freedom 2030, Freedom 2035, Freedom 2040, Freedom 2045 and Freedom 2050.

The following investment option was available during the period January 1, 2009 through October 15, 2009:

Wyeth Common Stock Fund – consisted primarily of Wyeth common stock and a money market component for purposes of providing liquidity.   Purchases and sales of Wyeth common stock were made in the open market.  Participants had full voting rights for equivalent shares purchased at their direction under the Plan.

NOTE 6 – MANAGEMENT OF THE PLAN

The Plan was administered by the legacy Wyeth Human Resources, Benefits and Compensation Committee through October 15, 2009 (see Note 1) and then afterwards by the Pfizer Savings Plan Committee which was appointed by the Board of Directors of the Company. The investment fiduciary function is governed by the Savings Plan Committee, which was also appointed by the Board of Directors of the Company.  Banco Popular de Puerto Rico is the Plan’s trustee and is a party-in-interest to the Plan.  Mercer Human Resources Services (“MHRS”) is the Plan’s recordkeeper and custodian.

NOTE 7 – RELATED-PARTY TRANSACTIONS

Banco Popular de Puerto Rico is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. MHRS is the record keeper as defined by the Plan. The Plan also invests in shares of the Company.  The Company is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

NOTE 8 – PLAN AMENDMENTS

The Plan was amended to provide all participants who were employed or on a leave of absence as of October 15, 2009 (See Note 1) 100% vesting in future Company matching contributions that will be made to their respective accounts under the Plan.

NOTE 9 – INCOME TAX STATUS

Puerto Rico

The Plan is designed to be a qualified profit-sharing plan under Section 165(a) of the Puerto Rico Income Tax Act of 1954 (the “Act”) and the trust established under the Plan is intended to be tax-exempt under Section 165(a) of the Act.  The Company has obtained from the Puerto Rico Treasury Department a favorable determination letter dated December 20, 1993 stating that the Plan and related trust are in compliance with the Act.  It has also received verification dated April 2, 1998 from the Puerto Rico Treasury Department stating that all plan amendments through January 1, 1996 will not affect the favorable determination previously issued on December 20, 1993.  The Plan has been amended since receiving the determination letter and subsequent notification.  However, the Plan administrator and the Company’s tax counsel believes that the Plan and the trust continue to meet the requirements of the Act.

Federal Income Tax Status

The Plan does not constitute a qualified profit-sharing plan under the provisions of Section 401(a) of the Internal Revenue Code (the “Code”) and the “cash and deferred arrangement” incorporated in the Plan is not intended to qualify under Section 401(k) of the Code.  Pursuant to Section 1022(i)(1) of ERISA, however, the trust established thereunder is exempt from Federal income tax under Section 501(a) of the Code.  An individual who is a bona fide resident of Puerto Rico during the entire taxable year will not be subject to any Federal income tax on income derived from sources within Puerto Rico.

NOTE 10 – PLAN TERMINATION

Although it has not expressed any intention to do so, the Company reserves the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their Company contribution and earnings amounts and are entitled to full distribution of such amounts.

NOTE 11 – INVESTMENTS

The fair value of individual investments that represented 5% or more of the Plan’s net assets available for plan benefits, as of December 31, 2009 and 2008 were as follows:

	2009	2008

Pfizer Common Stock	$7,680,036	-
Wyeth Common Stock*	-	$14,590,490
The Bank of New York Mellon - Money Market Fund	9,684,644	7,549,847
Fidelity Balanced Fund	5,579,997	5,131,192
Fidelity Spartan U.S. Equity Index Fund	5,609,935	4,908,619

* In 2009, this investment was replaced by the Pfizer Common Stock, which is more than 5% of the Plan’s total assets.

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $12,097,520 as follows:

Mutual funds	$6,933,024
Common stock	5,164,496
Total	$12,097,520

NOTE 12 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	2009	2008

Net Assets Available for Plan Benefits per the financial statements	$96,640,952	$88,801,889

Adjustment from contract value to fair value for fully benefit responsive investment contracts	2,415,444	(2,686,649)

Net Assets Available for Plan Benefits per the Form 5500	$99,056,396	$86,115,240

The following is a reconciliation of total investment income per the financial statements to the Form 5500:

2009

Total investment income per the financial statements	$15,866,735

Adjustment from contract value to fair value for fully benefit responsive investment contracts	5,102,093

Total investment income per the Form 5500	$20,968,828

NOTE 13 – SUBSEQUENT EVENT

On October 1, 2010, the Plan is scheduled to be merged with and into the Pfizer Savings Plan for Employees Resident in Puerto Rico.  Participants who are eligible to participate in and who hold balances in the Plan will be able to participate in the Pfizer Savings Plan for Employees Resident in Puerto Rico  Participant balances will be transferred into investment options offered by the Pfizer Savings Plan for Employees Resident in Puerto Rico at that time.

Schedule I
Wyeth Savings Plan – Puerto Rico Schedule H, Line 4i – Schedule of Assets (Held at End of Year) December 31, 2009 Employer Identification Number – 66-0577291 Plan Number – 009
Identity of Issuer	Description of Investment		Cost**	Current Value

John Hancock Mutual Life Insurance	GIC 5.03%	Due 06/15/10		$2,004,652

Metropolitan Life Insurance	GIC 4.33%	Due 12/15/10		3,832,773
	GIC 5.57%	Due 06/15/11		3,883,644
	GIC 5.90%	Due 06/15/14		2,518,470

Principal Life Insurance	GIC 4.78%	Due 03/15/11		2,509,331
	GIC 5.07%	Due 12/15/13		2,457,195

Prudential Insurance	GIC 5.20%	Due 06/15/12		3,189,700
	GIC 5.86%	Due 12/15/12		3,867,841
	GIC 5.87%	Due 06/15/13		3,174,396
	GIC 5.68%	Due 06/15/14		3,087,593

Pfizer Inc.*	Common Stock
	422,212 shares			7,680,036

The Bank of New York Mellon	Money Market Fund
	Interest Bearing Cash			9,684,644

Fidelity Management Trust Company	Magellan Fund
	64,931 shares			4,176,349

Fidelity Management Trust Company	Balanced Fund
	341,076 shares			5,579,997

Fidelity Management Trust Company	International Discovery Fund
	91,810 shares			2,786,431

* Represents a party-in-interest to the Plan.
** Cost not required for participant directed investments.

Schedule I (Page 2)
Wyeth Savings Plan – Puerto Rico Schedule H, Line 4i – Schedule of Assets (Held at End of Year) December 31, 2009 Employer Identification Number – 66-0577291 Plan Number – 009
Identity of Issuer	Description of Investment	Cost**	Current Value

Fidelity Management Trust Company	Spartan U.S. Equity Index Fund
	142,276 shares		5,609,935

Fidelity Management Trust Company	Low-Priced Stock Fund
	53,760 shares		1,717,123

Fidelity Management Trust Company	Real Estate Investment Fund
	50,351 shares		1,015,085

Fidelity Management Trust Company	New Markets Income Fund
	79,538 shares		1,195,462

Fidelity Management Trust Company	Capital Appreciation Fund
	21,469 shares		460,071

Fidelity Management Trust Company	Freedom Fund 2005
	23,614 shares		236,853

Fidelity Management Trust Company	Freedom Fund 2010
	16,253 shares		203,322

Fidelity Management Trust Company	Freedom Fund 2015
	70,666 shares		736,345

Fidelity Management Trust Company	Freedom Fund 2020
	169,101 shares		2,122,212

Fidelity Management Trust Company	Freedom Fund 2025
	237,134 shares		2,463,817

Fidelity Management Trust Company	Freedom Fund 2030
	173,173 shares		2,145,619

* Represents a party-in-interest to the Plan.
** Cost not required for participant directed investments.

Schedule I (Page 3)
Wyeth Savings Plan – Puerto Rico Schedule H, Line 4i – Schedule of Assets (Held at End of Year) December 31, 2009 Employer Identification Number – 66-0577291 Plan Number – 009
Identity of Issuer	Description of Investment	Cost**	Current Value

Fidelity Management Trust Company	Freedom Fund 2035
	156,804 shares		1,608,809

Fidelity Management Trust Company	Freedom Fund 2040
	160,652 shares		1,150,269

Fidelity Management Trust Company	Freedom Fund 2045
	39,355 shares		333,334

Fidelity Management Trust Company	Freedom Fund 2050
	8,474 shares		70,761

Fidelity Management Trust Company	High Income Fund
	66,222 shares		560,237

Morgan Stanley Investments, LLP	MSIFT Value Portfolio – Advisers Class
	57,577 shares		775,567

Pacific Investment Management Company	PIMCO Total Return
	54,631 shares		590,013

Oppenheimer Funds	Developing Markets Fund
	144,646 shares		4,160,016

RS Investment Management Company	RS Partners Fund
	14,327 shares		370,495

Participant loans*	Rates ranging from 4.25% to 9.50%
	due through 2024		10,715,182

Total			$98,673,579

* Represents a party-in-interest to the Plan.
** Cost not required for participant directed investments.
See accompanying report of independent registered public accounting firm.